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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         THE ELDER-BEERMAN STORES CORP.
                       (Name of Subject Company (Issuer))

                             ELDER ACQUISITION CORP.
                            THE BON-TON STORES, INC.
                       (Names of Filing Persons (Offeror))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (Cusip Number of Class of Securities)

                               James H. Baireuther
                            The Bon-Ton Stores, Inc.
                             2801 East Market Street
                            York, Pennsylvania 17402
                            Telephone: (717) 757-7660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                               John M. Coogan, Jr.
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                            Telephone: (215) 977-2000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
$92,683,656                                     $7,498.11
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 11,585,457 (number of shares of common stock of subject company outstanding as of September 15, 2003 (according to the Agreement and Plan of Merger, dated as of September 15, 2003, by and among subject company and the filing persons)) by $8.00 (the purchase price per share offered by Offeror).

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**   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.    Filing Party:  Not applicable
     Form or Registration No.:  Not applicable.    Date Filed:    Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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ITEMS 1 THROUGH 11.

This Tender Offer Statement on Schedule TO is filed by The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), and Elder Acquisition Corp. ("Purchaser"), an Ohio corporation and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value, and the associated preferred stock purchase rights (together, the "Shares"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), at $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS

(a)(1)            Offer to Purchase dated September 23, 2003.

(a)(2)            Form of Letter of Transmittal.

(a)(3)            Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of press release issued by Parent, dated September 4, 2003.

(a)(8) Text of press release issued by Parent, dated September 10, 2003.

(a)(9) Text of press release issued by Parent, dated September 15, 2003.

(a)(10) Text of press release issued by Parent, dated September 16, 2003.

(b)(1) Commitment Letter from General Electric Capital Corporation, dated August 29, 2003.

(b)(2) First Amendment to Commitment Letter from General Electric Capital Corporation, dated September 10, 2003.

(b)(3) Second Amendment to Commitment Letter from General Electric Capital Corporation, dated September 12, 2003.

(b)(4)            Commitment letter from Bank One, NA, dated August 29, 2003.

(b)(5) First Amendment to Commitment Letter from Bank One, NA, dated September 10, 2003.

(b)(6) Second Amendment to Commitment Letter from Bank One, NA, dated September 12, 2003.

(d)(1) Agreement and Plan of Merger, dated as of September 15, 2003, by and among The Bon-Ton Stores, Inc., Elder Acquisition Corp. and The Elder-Beerman Stores Corp.

(g)               Not applicable.

(h)               Not applicable.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           THE BON-TON STORES, INC.

                                           By: /s/ Tim Grumbacher
                                               -----------------------------
                                               Name:  Tim Grumbacher
                                               Title: Chairman and Chief
                                                      Executive Officer

                                           ELDER ACQUISITION CORPORATION

                                           By: /s/ Tim Grumbacher
                                               -----------------------------
                                               Name:  Tim Grumbacher
                                               Title: Chairman and Chief
                                                      Executive Officer

Dated: September 23, 2003

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                                  EXHIBIT INDEX

(a)(1)            Offer to Purchase dated September 23, 2003.

(a)(2)            Form of Letter of Transmittal.

(a)(3)            Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of press release issued by Parent, dated September 4, 2003.*

(a)(8) Text of press release issued by Parent, dated September 10, 2003.*

(a)(9) Text of press release issued by Parent, dated September 15, 2003.*

(a)(10) Text of press release issued by Parent, dated September 16, 2003.*

(b)(1) Commitment Letter from General Electric Capital Corporation, dated August 29, 2003.

(b)(2) First Amendment to Commitment Letter from General Electric Capital Corporation, dated September 10, 2003.

(b)(3) Second Amendment to Commitment Letter from General Electric Capital Corporation, dated September 12, 2003.

(b)(4)            Commitment letter from Bank One, NA, dated August 29, 2003.

(b)(5) First Amendment to Commitment Letter from Bank One, NA, dated September 10, 2003.

(b)(6) Second Amendment to Commitment Letter from Bank One, NA, dated September 12, 2003.

(d)(1) Agreement and Plan of Merger, dated as of September 15, 2003, by and among The Bon-Ton Stores, Inc., Elder Acquisition Corp. and The Elder-Beerman Stores Corp.

(g)               Not applicable.

(h)               Not applicable.

* Previously filed.

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